FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE MONTH OF MAY 2005

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Quarterly Report for the Period Ending March 31, 2005 of QUEBECOR MEDIA INC. Filed in this Form 6-K Documents index 1. Quarterly Report for the period ended March 31, 2005 of Quebecor Media Inc.

QUEBECOR MEDIA INC. – FIRST QUARTER 2005
MANAGEMENT’S DISCUSSION AND ANALYSIS

COMPANY PROFILE

Quebecor Media Inc. (“Quebecor Media” or “the Company”), a subsidiary of Quebecor Inc. (“Quebecor”) incorporated under Part 1A of the Companies Act (Québec) in August 2000, is one of Canada’s largest media companies. Its principal lines of business are Cable, Newspapers, Broadcasting, Leisure and Entertainment, Business Telecommunications, Interactive Technologies and Communications and Internet/Portals. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.

The following Management’s Discussion and Analysis covers the main activities in the first quarter of 2005 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report for the financial year ended December 31, 2004 (Form 20F), which is available on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov.

OVERVIEW OF FIRST QUARTER 2005

Quebecor Media launched a number of new products and services in existing and new markets during the first quarter of 2005.

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Vidéotron ltée (“Vidéotron”) and Videotron Telecom Ltd. (“Videotron Telecom”) officially introduced residential telephone service on January 24, 2005. As of March 31, 2005, the new service had a total of 14,900 customers. Following strong consumer acceptance of the new product on Montréal’s South Shore, Vidéotron announced the roll–out of the service in Laval, north of Montréal, on March 29, 2005.

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Sun Media Corporation launched 24 Hours™ in Vancouver, in partnership with Great Pacific Capital Partnership, owned by The Jim Pattison Group. Sun Media Corporation’s third free daily, after the newspapers in Montréal and Toronto, offers national advertisers a new vehicle.

•	TVA Group Inc. (“TVA Group”) launched ARGENT, the first French-language all-business channel in North America. The service carries business, financial, economic and market news.

•	Archambault Group Inc. (“Archambault Group”) opened its 14th Archambault store in Gatineau, Québec.
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In the first quarter of 2005, the Company generated revenues of $624.7 million, an increase of $62.9 million (11.2%) compared with the same period of 2004. All segments without exception contributed to the increase. Operating income totalled $151.0 million. The $19.7 million (15.0%) increase was largely due to the strong performance of the Cable segment. Quebecor Media’s net income was $12.8 million in the first quarter of 2005, compared with a net loss of $4.7 million in the same period of the previous year, a $17.5 million improvement.

In the first quarter of 2005, the Cable segment increased its revenues by $25.3 million (12.2%) to $232.1 million and its operating income by $19.4 million (26.7%) to $92.1 million. The customer base for Vidéotron’s cable Internet access and illico Digital TV services increased by 27,400 and 21,500 in the first quarter of 2005 to 530,000 and 355,200, respectively. Vidéotron registered a net gain of 2,400 customers for all its cable television services combined in the first quarter of 2005. The new residential Voice over IP (VoIP) service had 14,900 customers at the end of the first quarter. Vidéotron’s net monthly ARPU (“average revenue per user”) increased by 7.5% to $48.84 in the first quarter of 2005, compared with $45.42 one year earlier. The segment’s operating margin, stated as a percentage, increased to 39.7% in the first quarter of 2005, compared with 35.2% in the same quarter of the previous year. The revenues of Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) grew by $2.3 million (21.1%) and its operating income by $0.3 million (9.4%) in the first quarter of 2005, mainly because of the impact of the acquisition of Jumbo Entertainment Inc. (“Jumbo Entertainment”).

The revenues of the Newspapers segment totalled $212.6 million in the first quarter of 2005, a $12.4 million (6.2%) increase. The growth was due primarily to higher revenues from advertising, commercial printing and distribution. Operating income increased by $2.0 million (5.0%) to $41.7 million in the first quarter of 2005. At the community newspapers, operating income grew by 35.6% due to higher advertising revenues. The operating losses of the free dailies 24 heures Montréal MétropolitainMC in Montréal and 24 Hours™ in Toronto were reduced by $1.2 million in the first quarter of 2005, compared with the same quarter of 2004.

The Broadcasting segment generated revenues of $96.7 million in the first quarter of 2005. The $10.8 million (12.6%) increase was mainly due to higher advertising revenues from broadcasting operations, the acquisition of television station Toronto 1 at the end of 2004, and increased distribution revenues. Operating income decreased by $5.6 million from $12.4 million in the first quarter of 2004 to $6.8 million in the first quarter of 2005, due to the investments made in Toronto 1, in the new specialty channels Mystère and ARGENT, and in magazines, including the new weekly Sensass!.

The revenues of the Leisure and Entertainment segment increased by $1.7 million (3.6%) to $49.2 million in the first quarter of 2005. Higher retail sales were largely offset by lower distribution revenues at Archambault Group. The Books segment’s revenues grew by $1.7 million. The Leisure and Entertainment segment generated operating income of $2.0 million, compared with $2.1 million in the same period of 2004.

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Between the first quarter of 2004 and the first quarter of 2005, the revenues of the Business Telecommunications segment grew by $6.8 million (40.5%) to $23.6 million and its operating income increased by $3.8 million (118.8%) to $7.0 million. The increases were due primarily to the positive impact of the outsourcing contract with Quebecor World and the roll–out of the residential telephone service, in conjunction with Vidéotron.

The Interactive Technologies and Communications segment generated revenues of $15.5 million in the first quarter of 2005, a $3.8 million (32.5%) increase, and recorded operating income of $0.7 million, a $0.2 million (40.0%) increase. The improvements mainly reflect the addition of the results of Ant Farm Interactive LLC and the acquisition of several new customers in Europe.

In the Internet/Portals segment, revenues rose by $3.0 million (37.0%) to $11.1 million and operating income nearly doubled to $2.2 million in the first quarter of 2005. The strong performance by the special-interest portals, particularly jobboom.com, and the Progisia Informatique consulting division accounted for the $1.0 million (83.3%) increase.

CHANGES IN CORPORATE STRUCTURE

In March 2005, Nurun Inc. (“Nurun”) sold its remaining 9.6% interest in Mindready Solutions Inc. (“Mindready Solutions”) for a cash consideration of $0.4 million. The purchaser held an option, expiring June 27, 2005, to buy the 1.2 million shares of Mindready Solutions that Nurun had continued to hold for $1.165 per share, less the special cash distribution of $1.1 million paid to Nurun on August 18, 2004.

Nurun also received $3.4 million in final payment of the 6.75 million common shares of Mindready Solutions sold by Nurun under the partial takeover bid that closed on May 27, 2004.

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DEFINITIONS

In its analysis of operating results, the Company defines operating income (or loss) as earnings (or loss) before amortization, financial expenses, reserves for restructuring of operations, impairment of assets and other special charges, gains (losses) on sales of businesses and other assets, net gain (loss) on debt refinancing, and income taxes. Non-controlling interest and the results of discontinued operations are also not considered in the computation of operating income.

Operating income (or loss) as defined above is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Operating income (or loss) is used by the Company because management believes it is a meaningful measure of performance. Operating income (or loss) is commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income (or loss) may not be identical to similarly titled measures reported by other companies.

The Company uses free cash flow from operations as a measure of liquidity. Free cash flow from operations is used to represent funds available for business acquisitions, the payment of dividends on equity shares, and the repayment of long-term debt. Free cash flow from operations is not a measure of liquidity that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Company’s definition of free cash flow from operations may not be identical to similarly titled measures reported by other companies.

2005/2004 FIRST QUARTER COMPARISON

Quebecor Media recorded revenues of $624.7 million in the first quarter of 2005, an increase of $62.9 million (11.2%) from $561.8 million in the same quarter of 2004. Higher revenues were reported by all of the Company’s business segments without exception – that is, Cable (an increase of $25.3 million or 12.2%), Newspapers ($12.4 million or 6.2%), Broadcasting ($10.8 million or 12.6%), Business Telecommunications ($6.8 million or 40.5%), Interactive Technologies and Communications ($3.8 million or 32.5%), Internet/Portals ($3.0 million or 37.0%) and Leisure and Entertainment ($1.7 million or 3.6%).

Operating income increased by $19.7 million (15.0%) to $151.0 million in the first quarter of 2005, mainly because of a $19.4 million (26.7%) increase in operating income in the Cable segment, due primarily to customer base

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growth and higher profitability from the Internet access and illico Digital TV services as well as a reduction in the cost of equipment subsidies to customers. Increases in operating income were also reported by Business Telecommunications ($3.8 million or 118.8%), Newspapers ($2.0 million or 5.0%), Internet/Portals ($1.0 million or 83.3%) and Interactive Technologies and Communications ($0.2 million or 40.0%), more than compensating for lower operating income in the Broadcasting segment ($5.6 million or 45.2%) and the Leisure and Entertainment segment ($0.1 million or 4.8%). The decrease in the Broadcasting segment was due primarily to investment in the television station Toronto 1, in new specialty channels, and in magazines.

Net income amounted to $12.8 million in the first quarter of 2005, compared with a net loss of $4.7 million in the same period of the previous year. The $17.5 million improvement was mainly due to the $19.7 million increase in operating income.

The amortization charge was essentially unchanged at $54.6 million in the first quarter of 2005, compared with $53.4 million in the same quarter of 2004.

Financial expenses totalled $74.7 million in the first quarter of 2005. The $0.9 million decrease from the $75.6 million figure recorded in the same quarter of 2004 resulted mainly from the charge related to the increase in value of the additional amount payable, which was $1.8 million in the first quarter of 2005 compared with $2.4 million in the same period of 2004, as well as from a $2.9 million decrease in financial expenses on the consolidated debt. These favourable differences were partially offset by a $1.8 million net loss on derivative financial instruments and by lower interest revenues.

The income tax expense increased by $6.6 million in the first quarter of 2005, primarily as a result of higher pre-tax income. In view of tax loss carry forwards and other tax attributes held by Quebecor Media, as well as its latest income forecasts, Quebecor Media does not expect to incur significant current income tax expenses between now and the year 2008, except in respect of its TVA Group subsidiary. Therefore, the Company’s consolidated income tax expense should consist mainly in future income taxes and Part I.3 large corporation taxes, with the exception of income tax payable by TVA Group.

Restricted and unrestricted subsidiaries

The Company is subject to certain reporting requirements under the indentures governing its Senior Notes and Senior Discount Notes issued in July 2001. Therefore, the financial condition and results of operations of the Company and its Restricted Subsidiaries must be disclosed separately from the financial condition and results of operations of its Unrestricted Subsidiary. Pursuant to the indentures, Nurun has been designated an “Unrestricted Subsidiary”.

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Following the privatization of Canoe Inc. (“Canoe”) in September 2004, its designation was changed from “Unrestricted Subsidiary” to “Restricted Subsidiary.” For the purpose of the reporting of the financial condition and operating results of the Company, its Restricted Subsidiaries and its Unrestricted Subsidiary, the figures for 2004 have been reorganized to reflect the impact of the new designation.

Restricted subsidiaries

In the first quarter of 2005, the Company and its Restricted Subsidiaries generated revenues of $609.2 million, compared with $550.1 million for the same period of 2004, and operating income of $150.3 million, compared with $130.8 million in the previous year.

Cable segment

In the first quarter of 2005, the Cable segment generated revenues of $232.1 million, compared with $206.8 million in the same period of 2004, a $25.3 million (12.2%) increase.

The revenues of the illico Digital TV service, excluding related services, rose $12.4 million (42.0%) to $42.0 million. Once again, the strong performance of illico Digital TV more than compensated for decreased revenues from analog cable television services. Combined revenues from all cable television services increased by $7.7 million (5.4%) to $149.5 million due to the impact of customer base growth, higher rates, sales of more lucrative packages, increased revenues from equipment sales, and the favourable impact of the introduction of the illico on-Demand service. These favourable factors were, however, partially offset by decreased revenues from equipment rentals and other sources.

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The customer base for the illico Digital TV  service rose by 21,500 during the quarter, from 333,700 at the end of 2004 to 355,200 at the end of the first quarter of 2005, and by 80,900 between the first quarters of 2004 and 2005, for a growth rate of 29.5% over the last 12 months (see Table 1). Analog cable television services registered a decrease of 19,100 customers in the first quarter of 2005 and of 53,900 customers over the past year. The combined customer base for all Vidéotron cable television services therefore increased by 2,400 in the first three months of 2005 and by 27,000 over the 12–month period ended March 31, 2005 (see Table 1). At the end of the first quarter of 2005, illico Digital TV had a penetration rate (number of subscribers as a proportion of total subscribers to all cable television services) of 24.4%, compared with 19.2% one year earlier.

Internet access services continued to register significant growth in the first quarter of 2005. Revenues from these services were $63.3 million, a $10.7 million (20.3%) increase compared with the same period of 2004. The improvement was mainly due to customer base growth. The number of customers for cable Internet access services stood at 530,000 at the end of the first quarter of 2005, an increase of 27,400 since the beginning of the year (see Table 2). Between the first quarters of 2004 and 2005, the number of customers increased by 97,100, for an annual growth rate of 22.4% over the last 12 months.

The new VoIP telephone service, officially launched on January 24, 2005, had 14,900 customers at the end of the first quarter of 2005.

Vidéotron’s net monthly ARPU increased by 7.5% to $48.84 in the first quarter of 2005, compared with $45.42 one year earlier.

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The Cable segment generated aggregate operating income of $92.1 million in the first quarter of 2005, compared with $72.7 million in the same period of 2004. The $19.4 million (26.7%) increase was due primarily to customer base growth, the improved profitability of services, and reduced losses on equipment sales to customers. These favourable factors more than offset the impact of decreases in other revenues and increases in some operating expenses, including salary costs.

The segment’s operating margin for all operations, stated as a percentage, increased to 39.7% in the first quarter of 2005, compared with 35.2% in the same quarter of the previous year.

Le SuperClub Vidéotron registered revenues of $13.2 million in the first quarter of 2005. The $2.3 million (21.1%) increase mainly reflects the favourable impact of the acquisition of Jumbo Entertainment, as well as higher royalties and retail sales.

In the first quarter of 2005, Le SuperClub Vidéotron generated operating income of $3.5 million, compared with $3.2 million in the same quarter of 2004. The $0.3 million (9.4%) increase was due to the impact of the acquisition of Jumbo Entertainment and higher royalty revenues from the addition of franchises. These factors outweighed increases in certain operating costs.

Under the Company’s accounting policies, revenues and costs related to equipment sales to customers are entered in full in the results as the transactions are made. It is a common industry practice to sell equipment at less than cost, often as part of promotions, in order to increase customer recruitment and generate recurring revenues over an extended period. Table 3 below shows operating income before the cost of subsidies granted to customers on equipment sales and their impact on the segment’s results.

Table 3: Cable segment

Operating income

(in millions of Canadian dollars)

Three months ended March 31

	2005	2004

Operating income before cost of equipment subsidies to customers	$97.7	$87.1

Cost of equipment subsidies to customers	(5.6)	(14.4)

Operating income	$92.1	$72.7

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The Cable segment generated free cash flow from operations in the amount of $6.6 million in the first quarter of 2005, compared with negative $5.1 million in the same quarter of 2004, an $11.7 million improvement (see Table 4). The increase in operating income (excluding certain losses on equipment sales in 2004, which had no monetary consequences), combined with a $6.0 million decrease in the use of funds for non–cash balances related to operations, more than offset the $2.5 million increase in additions to property, plant and equipment.

Table 4: Cable segment

Free cash flow from operations

(in millions of Canadian dollars)

Three months ended March 31

	2005	2004

Cash flow from operating activities before undernoted item	$76.3	$67.8

Net change in non-cash balances related to operations	(36.3)	(42.3)

Cash flow from operating activities	40.0	25.5

Additions to property, plant and equipment	(33.6)	(31.1)

Proceeds from disposal of assets	0.2	0.5

Free cash flow from operations	$6.6	$(5.1)

On January 24, 2005, Vidéotron and Videotron Telecom, the Business Telecommunications subsidiary, launched a VoIP telephone service in Québec. Vidéotron became the first major cable company in Canada to offer consumers residential telephone service over cable. The new product met with strong consumer acceptance on Montréal’s South Shore. On March 29, 2005, Vidéotron announced the roll–out of the service in Laval, north of Montréal. The project leverages the expertise and extensive infrastructures of Vidéotron and Videotron Telecom in Québec.

On March 7, 2005, Vidéotron increased file transfer speeds on its basic cable Internet access service. Download speeds were boosted by 134% from 128 mbps to 300 mbps, and upload speeds by 100% from 64 mbps to 128 mbps.

In March 2005, illico Digital TV announced the introduction of the new Hispano package, which includes five major international Spanish–language services and the popular Italian channel Telelatino.

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Newspapers segment

The Newspapers segment increased its revenues by $12.4 million (6.2%) from $200.2 million in the first quarter of 2004 to $212.6 million in the first quarter of 2005. Advertising revenues rose as a result of higher rates, combined with stronger demand from local advertisers, which more than offset decreased revenues from national advertisers in the automotive and retail segments. Commercial printing and distribution revenues also increased, while circulation revenues decreased slightly. Revenues grew by $6.9 million (4.6%) at the urban dailies and by $6.9 million (11.5%) at the community newspapers.

Operating income totalled $41.7 million in the first quarter of 2005, compared with $39.7 million in the same period of 2004, a $2.0 million (5.0%) increase due in part to the excellent performance by the community newspapers. At the urban dailies (excluding the free dailies), operating income increased $0.8 million (2.3%) because of the increase in revenues, which was partially offset however by higher salary costs and advertising and marketing expenses. The operating losses of the free dailies 24 heures Montréal MétropolitainMC in Montréal and 24 Hours™ in Toronto were reduced by $1.2 million between the first quarter of 2004 and the first quarter of 2005. It is noteworthy that the revenues of the free dailies were 165% higher in the first quarter of 2005 than in the same quarter of 2004.

Sun Media Corporation generated free cash flow from operations of $31.0 million in the first quarter of 2005, compared with $8.6 million in the same period of 2004 (see Table 5). The $22.4 million increase was due primarily to the positive impact of the net change in non–cash balances related to operations, which generated $0.9 million in the first quarter of 2005, whereas it required cash in the amount of $17.3 million in the same period of 2004, a favourable difference of $18.2 million.

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Table 5: Newspapers segment

Free cash flow from operations

(in millions of Canadian dollars)

Three months ended March 31

	2005	2004

Cash flow from operating activities before undernoted item	$32.7	$29.4

Net change in non-cash balances related to operations	0.9	(17.3)

Cash flow from operating activities	33.6	12.1

Additions to property, plant and equipment	(2.6)	(3.7)

Proceeds from disposal of assets	—	0.2

Free cash flow from operations	$31.0	$8.6

In March 2005, Sun Media Corporation acquired for a cash consideration of $0.9 million all the issued and outstanding shares of London Publishing Ltd., which publishes The Londoner, a weekly distributed in the London, Ontario, area.

On March 29, 2005, Sun Media Corporation launched 24 Hours™ in Vancouver in partnership with Great Pacific Capital Partnership, owned by The Jim Pattison Group. Sun Media Corporation’s third free daily, after the newspapers in Montréal and Toronto, has a circulation of 145,000 copies per day. The new advertising vehicle was introduced in order to offer national advertisers a more attractive product.

Broadcasting segment

The revenues of the Broadcasting segment amounted to $96.7 million in the first quarter of 2005, a $10.8 million (12.6%) increase. Revenues from broadcasting operations rose $9.1 million (14.1%) due to higher advertising revenues, the favourable impact on revenues of the acquisition of Toronto 1, and a larger contribution from teleshopping operations. Distribution revenues grew by $1.9 million (70.5%), mainly as a result of the success of the theatrical release of the film White Noise and higher revenues from the old TVA International catalogue. Publishing revenues held steady in the first quarter of 2005 despite more aggressive competition in the industry.

Operating income decreased by $5.6 million (-45.2%) from $12.4 million in the first quarter of 2004 to $6.8 million in the first quarter of 2005. Operating income from broadcasting operations declined by $3.4 million, mainly as a result of the operating losses of the television station Toronto 1, acquired in December 2004, and of the new specialty channels Mystère and ARGENT, launched in October 2004 and February 2005, respectively. The

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operating losses of distribution operations increased by $0.4 million, mainly because of operating losses incurred by theatrical releases and the poor performance of certain films in video format. Finally, operating income generated by publishing operations decreased by $1.8 million in the first quarter of 2005, primarily as a result of the cost of launching the new magazine Sensass! and higher advertising and marketing expenses.

On February 21, 2005, TVA Group launched ARGENT, the first French-language all-business channel in North America. The service carries business, financial, economic and market news.

During the spring 2005 season (January 3 through April 3, 2005), 25 of the 30 top-rated shows in Québec were on the TVA Network, as compared with 27 of the 30 top-rated programs in the fall 2004 season. According to BBM People Meter survey results, the TVA Network had an audience share of 28.9% in spring 2005, compared with 16.4% for Radio-Canada and 13.5% for TQS. In fall 2004, the TVA Network had an audience share of 30.0%.

Leisure and Entertainment segment

In the first quarter of 2005, the revenues of the Leisure and Entertainment segment totalled $49.2 million, an increase of $1.7 million (3.6%) from $47.5 million in the same period of 2004.

Archambault Group’s revenues rose slightly by $0.2 million in the first quarter of 2005. Retail sales increased 10.6% due to improved sales of books and videos, as well as the impact of the addition of a new store in Gatineau, Québec. E–commerce revenues rose by nearly 48% as a result of the improved visibility of the archambault.ca site. These increases were offset by a 12.5% decrease in distribution and production revenues, mainly due to delays in CD releases by certain artists in the first quarter of 2005.

The Books segment revenues increased by $1.7 million in the first quarter of 2005. The strong performance reflects higher revenues recorded by the publishing houses in the Éditions Quebecor Média group, which had several bestsellers. CEC Publishing Inc. also increased its revenues on the strength of higher sales outside Québec.

The Leisure and Entertainment segment’s operating income totalled $2.0 million in the first quarter of 2005, compared with $2.1 million in the same period of 2004. At Archambault Group, higher operating income from retail sales was outweighed by lower operating income from distribution operations, largely as a result of decreased sales and increases in some operating costs. In the Books segment, operating income increased, primarily as a result of the increase in revenues.

In February 2005, Archambault Group opened its 14th Archambault store in Gatineau, Québec. The Books segment benefited from strong bookstore sales by a number of best-selling titles, including Otages by Claude

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Poirier, published by Éditions Internationales Alain Stanké, Tout le monde dehors by Yves Thériault, Eva by Lucie Pagé, and Ma vie en trois actes by Janette Bertrand, all three published by Éditions Libre Expression, and Par un si beau matin by Denis Monette, published by Éditions Logiques.

Business Telecommunications segment

The Business Telecommunications segment revenues rose by a substantial $6.8 million (40.5%) to $23.6 million in the first quarter of 2005, due in large part to increased server hosting and management revenues generated by a major outsourcing contract with Quebecor World, obtained in July 2004, as well as to increased revenues from telephone services, generated essentially by the roll–out of Vidéotron’s residential cable telephone service beginning in January 2005, and to higher Internet-related revenues.

The segment’s operating income more than doubled from $3.2 million in the first quarter of 2004 to $7.0 million in the first quarter of 2005, a $3.8 million (118.8%) increase. Revenues from the project carried out for Quebecor World and from residential telephone service had a positive impact on the segment’s operating income.

Internet/Portals segment

In the first quarter of 2005, Canoe’s revenues totalled $11.1 million, an increase of $3.0 million (37.0%) from $8.1 million in the first quarter of 2004. The revenues of the Progisia Informatique consulting division increased 84.6% in the first quarter of 2005, largely because of work done for subsidiaries of Quebecor Media. The revenues of the general-interest portals increased by 30.7%, primarily as a result of the strong performance of e-commerce services and keyword sales, combined with higher revenues from Web development and services. The revenues of the special-interest portals rose 19.6%, due in large part to a 24.2% increase in the revenues of jobboom.com.

Canoe’s operating income increased by $1.0 million (83.3%) to $2.2 million, compared with $1.2 million in the first quarter of 2004, mainly because of the growth in revenues, which translated into operating income increases of $0.5 million at the jobboom.com special-interest portal and $0.3 million at the Progisia Informatique division.

In the first quarter of 2005, Canoe launched a new version of its La Toile du Québec (toile.com) site, a new Webfin Argent site, in collaboration with TVA Group’s ARGENT digital specialty channel, and the French-language Canoë Santé site, in collaboration with Médiressource. Canoe also launched Web sites for Sun Media Corporation’s three free dailies, 24 heures Montréal MétropolitainMC in Montréal and 24 Hours™ in Toronto and Vancouver.

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Unrestricted subsidiary

In the first quarter of 2005, the Unrestricted Subsidiary recorded revenues of $15.5 million, compared with $11.7 million in the first quarter of 2004. Operating income amounted to $0.7 million, compared with $0.5 million in the same period of 2004.

Interactive Technologies and Communications segment

The Interactive Technologies and Communications segment recorded revenues of $15.5 million in the first quarter of 2005, compared with $11.7 million in the same period of 2004. The $3.8 million (32.5%) increase was due to the impact of the acquisition of Ant Farm Interactive LLC, which closed in April 2004, higher revenues in Europe generated by new accounts, including Louis Vuitton, Thalès and an international entertainment leader, and increased revenues from government clients.

The segment’s operating income was $0.7 million in the first quarter of 2005, compared with $0.5 million in the first quarter of 2004. The $0.2 million (40.0%) increase was due to the above-mentioned increase in revenues, including the contribution of Ant Farm Interactive LLC, which more than compensated for decreased operating income from North American operations as a result of additional costs incurred on some contracts.

In March 2005, Nurun sold its remaining 9.6% interest in Mindready Solutions for a cash consideration of $0.4 million. The purchaser held an option, expiring June 27, 2005, to buy the 1.2 million shares of Mindready Solutions that Nurun had continued to hold for $1.165 per share, less the special cash distribution of $1.1 million paid to Nurun on August 18, 2004. Nurun also received $3.4 million in final payment for the 6.75 million common shares of Mindready Solutions sold by Nurun under the partial takeover bid that closed on May 27, 2004.

On February 24, 2005, the Board of Directors of Nurun authorized the subsidiary to repurchase for cancellation, between March 1, 2005 and February 28, 2006, up to 1,665,883 Common Shares, or approximately 5% of the issued and outstanding Common Shares, on the open market at prevailing market prices, through the facilities of the Toronto Stock Exchange, which had already given its approval, and in accordance with the requirements of the Exchange. At the end of the first quarter of 2005, Nurun had repurchased a total of 118,900 Common Shares for $0.2 million in cash.

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CASH FLOW AND FINANCIAL POSITION

Operating activities

Continuing operating activities used cash flows totalling $23.9 million in the first quarter of 2005, whereas they provided $0.2 million in cash flows in the same quarter of 2004, a negative difference of $24.1 million. The $19.7 million increase in operating income was counterbalanced by a $36.4 million increase in the use of funds for the net change in non-cash balances related to operations, mainly due to large payments on accounts payable during the quarter.

At the end of the first quarter of 2005, working capital was negative $18.6 million, compared with positive $55.9 million at the same point in 2004. The $74.5 million difference was mainly due to the use of funds for prepayments on cross-currency swap agreements and to the increase in the additional amount payable.

Financing activities

Quebecor Media’s consolidated debt (excluding the additional amount payable) increased by $38.0 million in the first quarter of 2005, primarily as a result of the impact of exchange rate fluctuations on the value of debt denominated in foreign currency at Vidéotron, Sun Media Corporation and Quebecor Media, and the effect of discount amortization. The unfavourable impact of the changes in the exchange rate during the quarter was however offset by an equal reduction in the value of the cross-currency swap agreements entered under “Other Liabilities”. A $4.7 million net increase in borrowing under TVA Group’s revolving credit facility also contributed to the increase in debt. Sun Media Corporation made mandatory debt repayments in the amount of $0.9 million during the quarter.

Because of the increase in the negative fair value of certain cross-currency swap agreements during the quarter, the Company had to make prepayments totalling $21.2 million. These prepayments were financed from the Company’s cash assets and were applied against other liabilities related to the cross-currency swap agreements.

Investing activities

In the first quarter of 2005, additions to property, plant and equipment and business acquisitions, including buyouts of minority interests, totalled $53.9 million, compared with $55.3 million in the same period of 2004, a $1.4 million decrease.

Additions to property, plant and equipment totalled $47.8 million in the first quarter of 2005, an increase of $6.2 million compared with the same quarter of 2004 due mainly to investments by TVA Group in broadcasting equipment and by Vidéotron in its network.

15

Business acquisitions (including buyouts of minority interests) declined by $7.6 million to $6.1 million, mainly because of a decrease in share repurchases by TVA Group, which amounted to $5.0 million in the first quarter of 2005 as compared to $13.7 million in 2004.

Financial position

At March 31, 2005, the Company and its wholly owned subsidiaries had cash, cash equivalents and liquid investments with remaining maturities greater than three months totalling $111.0 million. The Company and its wholly owned subsidiaries also had unused lines of credit of $659.9 million available, for total available liquid assets of $770.9 million.

At March 31, 2005, consolidated debt, excluding the additional amount payable, totalled $2.59 billion. This figure includes Vidéotron’s $893.9 million debt, Sun Media Corporation’s $489.0 million debt and TVA Group’s $39.7 million debt, as well as Quebecor Media Senior Notes in an aggregate amount of $1.16 billion.

On February 14, 2005, the Board of Directors of Quebecor Media declared a dividend of $5.0 million, which was paid to shareholders on February 24, 2005.

Management believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover cash requirements for capital investment, interest payment, dividends payment, mandatory debt repayment, and pension plan contributions. The Company has access to cash flows generated by its subsidiaries through the dividends paid by the subsidiaries listed on the Stock Exchange and through dividends and cash advances paid by the private subsidiaries. The Company also has access to 50% of the revolving credit facility of its Newspapers segment subsidiary and a minimum of $50.0 million from its Cable segment subsidiary. The Cable segment subsidiary may also borrow in order to pay dividends to the Company, subject to certain restrictions.

Pursuant to its financing agreements, the Company and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these agreements include the debt service coverage ratio and the debt ratio (long-term debt over operating income). As of March 31, 2005, the Company was in compliance with all these financial ratios.

CONTRACTUAL OBLIGATIONS

Contractual obligations are reported in detail in the Management’s Discussion and Analysis and consolidated financial statements in the Company’s Annual Report (Form 20F). Material contractual obligations include commitments for future payments under long-term debt arrangements, operating lease arrangements, capital asset purchases and other commitments.

16

The Company rents premises and equipment under various operating leases. As of March 31, 2005, minimum payments under these leases over the next five years and thereafter were $157.9 million.

The main changes in the first quarter of 2005 were:

•
The Cable segment’s illico Digital TV service requires its customers to have a digital set-top box. The segment therefore made commitments to acquire 150,000 digital set-top boxes from suppliers during 2004 and 2005. As of March 31, 2005, the outstanding balance of these commitments was 92,640 digital set-top boxes worth approximately $22.4 million.

•
The Broadcasting segment made a commitment to invest $63.4 million in the Canadian television industry and the Canadian telecommunications industry in order to promote television content and the development of communications. As of March 31, 2005, the balance to be invested over the next 3-7 years was $30.8 million.

FINANCIAL INSTRUMENTS

The fair value of derivative financial instruments is estimated using period-end market rates and it reflects the amount the Company would receive or pay if the instruments were terminated at those dates (see Table 6).

Table 6: Quebecor Media Inc.
Fair value of financial instruments
(in millions of dollars)

March 31, 2005

	Notional value		Carrying amount asset (liability)	Fair value asset (liability)

Derivative financial instruments
Interest rate swap agreements	CAD$	230.0	$(2.1)	$(2.1)
Foreign exchange forward contracts	US$	80.9	(8.2)	(7.9)
Cross-currency interest rate swap agreements	US$	2,065.4	(180.4)	(519.7)

In the first quarter of 2005, Quebecor Media recorded total gains on derivative financial instruments of $17.8 million ($18.0 million in 2004), partially offsetting losses of $20.6 million on the hedged instruments ($19.2 million in 2004), for a net loss of $2.8 million ($1.2 million in 2004). The loss related mainly to fluctuations in the fair value of a cross-currency swap agreements entered into by Sun Media Corporation that had ceased to be effective, which was partially offset by a gain recognized by Vidéotron on an interest rate swap agreement.

Some of Quebecor Media’s cross-currency swap agreements are subject to a floor limit on negative fair value, below which Quebecor Media can be required to make prepayments to reduce the lender’s exposure. The

17

prepayments are offset by equal reductions in Quebecor Media’s future payments under the agreements. The portion of the reductions in commitments that is related to interest payments is accounted for as a reduction in financial expenses. Prepayments are applied against liabilities related to derivative financial instruments on the balance sheet. Due to the increase in the negative fair value of certain cross-currency swap agreements during the quarter, the Company had to make prepayments totalling $21.2 million.

ADDITIONAL INFORMATION

Related party transactions

In March 2005, the Company acquired certain assets of Quebecor World, a company controlled by Quebecor, for a cash consideration of $1.4 million and an estimated balance payable of $1.9 million. The transaction was recorded at the book value of the transferred assets.

Forward-looking statements

This report contains forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for the Company’s products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

Montréal, Québec
May 2005

18

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (In millions of Canadian dollars) (Unaudited)

	Three months ended March 31

	2005	2004

REVENUES

Cable	$232.1	$206.8
Newspapers	212.6	200.2
Broadcasting	96.7	85.9
Leisure and Entertainment	49.2	47.5
Business Telecommunications	23.6	16.8
Interactive Technologies and Communications	15.5	11.7
Internet/Portals	11.1	8.1
Head Office	0.1	0.1
Inter-segment	(16.2)	(15.3)

	624.7	561.8
COST OF SALES AND SELLING AND ADMINISTRATIVE EXPENSES	(473.7)	(430.5)

OPERATING INCOME BEFORE UNDERNOTED ITEMS	151.0	131.3

Amortization	(54.6)	(53.4)
Financial expenses (note 2)	(74.7)	(75.6)

INCOME BEFORE INCOME TAXES	21.7	2.3
Income taxes:
Current	3.4	0.9
Future	4.1	—

	7.5	0.9

	14.2	1.4
Non-controlling interest	(1.4)	(5.7)

INCOME (LOSS) FROM CONTINUING OPERATIONS	12.8	(4.3)
Loss from discontinued operations	—	(0.4)

NET INCOME (LOSS)	$12.8	$(4.7)

See accompanying notes to consolidated financial statements.
1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES SEGMENTED INFORMATION (In millions of Canadian dollars) (Unaudited)

	Three months ended March 31

	2005	2004

Operating income before amortization and financial expenses
Cable	$92.1	$72.7
Newspapers	41.7	39.7
Broadcasting	6.8	12.4
Leisure and Entertainment	2.0	2.1
Business Telecommunications	7.0	3.2
Interactive Technologies and Communications	0.7	0.5
Internet/Portals	2.2	1.2
General corporate expenses	(1.5)	(0.5)

	$151.0	$131.3

Amortization
Cable	$34.4	$33.4
Newspapers	6.4	6.4
Broadcasting	3.4	3.1
Leisure and Entertainment	1.0	1.0
Business Telecommunications	8.6	8.6
Interactive Technologies and Communications	0.4	0.3
Internet/Portals	0.2	0.2
Head Office	0.2	0.4

	$54.6	$53.4

Additions to property, plant and equipment
Cable	$33.6	$31.1
Newspapers	2.6	3.7
Broadcasting	4.2	1.4
Leisure and Entertainment	1.7	0.8
Business Telecommunications	3.7	4.0
Interactive Technologies and Communications	0.5	0.3
Internet/Portals	—	0.1
Head Office	1.5	0.2

	$47.8	$41.6

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF DEFICIT (In millions of Canadian dollars) (Unaudited)

	Three months ended March 31

	2005	2004

Deficit at beginning of period	$2,529.6	$2,597.8

Net (income) loss	(12.8)	4.7

	2,516.8	2,602.5

Dividends	5.0	—

Deficit at end of period	$2,521.8	$2,602.5

See accompanying notes to consolidated financial statements.
2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (In millions of Canadian dollars) (Unaudited)

	Three months ended March 31

	2005	2004

Cash flows related to operations:
Income (loss) from continuing operations	$12.8	$(4.3)
Adjustments for:
Amortization of property, plant and equipment	53.1	51.8
Amortization of deferred charges and of other assets	1.5	1.6
Amortization of deferred financing costs and long-term debt discount	15.3	13.9
Losses on ineffective derivative instruments and
on foreign currency translation on unhedged long-term debt	2.8	1.2
Loss on revaluation of the additional amount payable	1.8	2.4
Losses on sale of other assets	—	8.6
Non-controlling interest	1.4	5.7
Future income taxes	4.1	—
Other	0.1	(0.3)

	92.9	80.6
Net change in non-cash balances related to operations (net of effect
of business acquisitions and disposals)	(116.8)	(80.4)

Cash flows (used in) provided by continuing operations	(23.9)	0.2
Cash flows provided by discontinued operations	—	0.4

Cash flows (used in) provided by operations	(23.9)	0.6

Cash flows related to financing activities:
Net increase in bank indebtedness	16.1	0.9
Issuance of long-term debt	4.7	2.9
Repayment of long-term debt	(0.9)	(29.7)
Net (increase) reduction in prepayments under
cross-currency swap agreements	(0.1)	3.5
Repayment under an interest rate swap	(1.0)	—
Issuance of capital stock by subsidiaries	—	1.2
Dividends	(5.0)	—
Dividends paid to non-controlling shareholders	(1.3)	(1.1)
Other	(0.5)	—

Cash flows provided by (used in) financing activities	12.0	(22.3)

Cash flows related to investing activities:
Businesses acquisitions, net of cash and cash
equivalents acquired (note 4)	(6.1)	(13.7)
Proceeds from disposal of businesses, net of cash
and cash equivalents disposed (note 5)	3.8	—
Additions to property, plant and equipment	(47.8)	(41.6)
Additions to other assets	(1.0)	(0.5)
Net decrease in temporary investments	55.4	145.7
Proceeds from disposal of assets	0.2	3.1
Other	0.2	(0.3)

Cash flows provided by investing activities	4.7	92.7

Net (decrease) increase in cash and cash equivalents	(7.2)	71.0
Effect of exchange rate changes on cash and cash equivalents denominated
in foreign currencies	—	0.2
Cash and cash equivalents at beginning of period	108.8	103.6

Cash and cash equivalents at end of period	$101.6	$174.8

Cash and cash equivalents consist of:
Cash	$2.1	$17.3
Cash equivalents	99.5	157.5

	$101.6	$174.8

Cash interest payments	$91.3	$96.4
Cash payments (net of refunds) for income taxes	15.7	12.9

See accompanying notes to consolidated financial statements.
3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In millions of Canadian dollars)

	March 31	December 31

	2005	2004

	(unaudited)	(audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$101.6	$108.8
Temporary investments (market value of $44.3 million ($99.7 million in 2004))	44.3	99.7
Accounts receivable	314.4	342.9
Income taxes	26.0	24.2
Inventories and investments in televisual products and movies	121.8	134.7
Prepaid expenses	30.9	21.4
Future income taxes	74.3	70.6

	713.3	802.3

LONG-TERM INVESTMENTS (market value of $12.7 million
($13.0 million in 2004))	12.7	13.0
PROPERTY, PLANT AND EQUIPMENT	1,508.9	1,522.1
FUTURE INCOME TAXES	60.5	80.8
OTHER ASSETS	246.0	240.0
GOODWILL	3,842.5	3,851.0

	$6,383.9	$6,509.2

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank indebtedness	$16.1	$—
Accounts payable and accrued charges	415.8	546.2
Deferred revenue	137.0	143.7
Income taxes	7.1	13.4
Advances payable to parent company and companies
under common control	10.3	16.7
Additionnal amount payable	103.2	101.4
Current portion of long-term debt	42.4	2.8

	731.9	824.2

LONG-TERM DEBT	2,544.4	2,546.0
OTHER LIABILITIES	285.2	297.0
FUTURE INCOME TAXES	166.3	189.4
NON-CONTROLLING INTEREST	188.9	192.7

SHAREHOLDERS’ EQUITY
Capital stock (note 6)	1,773.7	1,773.7
Contributed surplus	3,216.8	3,216.8
Deficit	(2,521.8)	(2,529.6)
Translation adjustment	(1.5)	(1.0)

	2,467.2	2,459.9

	$6,383.9	$6,509.2

See accompanying notes to consolidated financial statements.
4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

Notes to Consolidated Financial Statements
For the three-month period ended March 31, 2005
(In millions of Canadian dollars, except for per option data)
(Unaudited)

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“GAAP”). The same accounting policies described in Quebecor Media Inc.’s (“the Company”) latest annual consolidated financial statements have been used. However, these consolidated financial statements do not include all disclosures required under Canadian GAAP for an annual report and accordingly should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto.

Some of the Company’s businesses experienced significant seasonality due, among other things, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. In addition, in some of the Company’s segments, a proportion of sales is based on one-time retail transactions rather than subscription or long-term agreements, resulting in a vulnerability to seasonal weather changes. Because the Company depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

Certain comparative figures for the previous period have been reclassified to conform to the presentation adopted for the three-month period ended March 31, 2005.

2.	FINANCIAL EXPENSES

	Three months ended March 31

	2005	2004

Interest on long-term debt	$55.6	$59.9
Amortization of deferred financing costs and long-term
debt discount	15.3	13.9
Losses on ineffective derivative instruments
and on foreign currency translation
on unhedged long-term debt	2.8	1.2
Loss on revaluation of the additional amount payable	1.8	2.4
Investment income	(0.8)	(1.2)
Other	—	(0.6)

	$74.7	$75.6

5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2005
(In millions of Canadian dollars, except for per option data)
(Unaudited)

3.	PENSION PLANS

The Company maintains defined benefit and contribution pension plans for its employees. The total costs are as follows.

	Three months ended March 31

	2005	2004

Pension plans:
Defined benefit plan	$3.9	$3.3
Defined contribution plan	2.6	2.5

	$6.5	$5.8

4.	BUSINESS ACQUISITIONS

During the three-month period ended March 31, 2005, the Company acquired or increased its interest in businesses and has accounted for these by the purchase method. Certain purchase price allocations are preliminary and should be finalized as soon as Company management has gathered all the significant information believed to be available and considered necessary. The results of operations of theses businesses have been included in the Company’s consolidated statements from their date of acquisition.

•
During the three-month period ended March 31, 2005, the Company increased its interest in TVA Group Inc., Broadcasting segment, through the subsidiary’s Share Repurchase and Cancellation Program. A total of 241,800 Class B non-voting Common Shares were repurchased for a cash consideration of $5.0 million, resulting in additional goodwill of $1.2 million.

•
In February 2005, Nurun Inc., Interactive Technologies and Communications segment, filed a normal course issuer bid to repurchase, for cancellation, between March 1st, 2005 and February 28, 2006, up to 1,665,883 Common Shares on the open market, representing approximately 5% of the issued and outstanding Common Shares at the beginning of the issuer bid program.

During the three-month period ended March 31, 2005, the Company increased its interest in Nurun Inc., Interactive Technologies and Communications segment, through this program. A total of 118,900 Common Shares were repurchased for a cash consideration of $0.2 million, resulting in no additional goodwill.

6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2005
(In millions of Canadian dollars, except for per option data)
(Unaudited)

4.	BUSINESS ACQUISITIONS (continued)

	•	In February 2005, Sun Media Corporation, Newspaper segment, acquired a community newspaper for a cash consideration of $0.9 million, resulting in additional goodwill of $1.0 million.

5.	DISCONTINUED OPERATIONS

On May 25, 2004, in response to a partial takeover bid for Mindready Solutions Inc., 6.75 million common shares of Mindready Solutions Inc. held by Nurun, Interactive Technologies and Communications segment, were sold for a cash consideration of $7.8 million, of which $4.4 million was received on the closing date of the bid and the balance of $3.4 million in February 2005. In March 2005, Nurun Inc. sold its balance of interest of 9.6% in Mindready Solutions Inc. for cash proceeds of $0.4 million.

6.	CAPITAL STOCK

(a)	Authorized capital stock:

An unlimited number of Common Shares, without par value;

An unlimited number of Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue;

•
An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•
An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend generally equivalent to the Company’s credit facitlity interest rate, redeemable at the option of the holder and retractable at the option of the Company;

•
An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•
An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.00% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company.

•
An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2005
(In millions of Canadian dollars, except for per option data)
(Unaudited)

6.	CAPITAL STOCK (continued)

(a) Authorized capital stock (continued):

An unlimited number of Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Company.

(b)	Issued capital stock

	Common Shares

	Number	Amount

Balance as at December 31, 2004 and March 31, 2005	123,602,807	$1,773.7

On January 14, 2005, the Company redeemed 150,000 Preferred A Shares for an amount of $150.0 million, and issued 255,000 Preferred F Shares for an amount of $255.0 million, to Sun Media Corporation and its subsidiaries, Newspaper segment.

On March 9, 2005, the Company issued 6,950 Preferred C Shares to 9101-0835 Quebec, Leisure and Entertainment segment, for an amount of $6.9 million.

As at March 31, 2005, Sun Media Corporation and its subsidiaries, Newspaper segment, owned 990,000 Preferred A Shares and 255,000 Preferred F Shares, for a total amount of $1,245.0 million, and 9101-0835 Quebec Inc., Leisure and Entertainment segment, owned 276,950 Preferred C Shares for an amount of $276.9 million. These shares are eliminated on consolidation.

(c)	Share purchase plans

(i) Quebecor Media Inc.’s stock option plan

During the three-month period ended March 31, 2005, 98,875 options were granted to Senior Executives of the Company and its subsidiaries at an average exercise price of $27.86. Also during the same period, 2,394 options were cancelled at an average exercise price of $22.98. No options were exercised. As at March 31, 2005, 3,231,521 options were outstanding at an average exercise price of $18.29, while 798,674 options were vested at an average exercise price of $17.04.

For the three-month period ended March 31, 2005, a charge of $4.8 million related to the plan was included in net income ($0.1 million for the three-month period ended March 31, 2004).
8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2005
(In millions of Canadian dollars, except for per option data)
(Unaudited)

6.	CAPITAL STOCK (continued)

	(c)	Share purchase plans (continued)

(ii) TVA Group Inc.’s stock option plan

During the three-month period ended March 31, 2005, 115,630 options were granted at an average exercise price of $20.85. No options were exercised and 10,000 options were cancelled at an average exercise price of $21.00. As at March 31, 2005, 320,630 options were outstanding at an average exercise price of $20.15, while 63,500 options were vested at an average exercise price of $19.13.

For the three-month period ended March 31, 2005, a charge of $0.1 million related to the plan was included in net income (no charge for the three-month period ended March 31, 2004).

(iii) Nurun Inc.’s stock option plan

During the three-month period ended March 31, 2005, 430,500 options were granted at an average exercise price of $1.69; 500 options were exercised at an average exercise price of $0.96; and 7,250 options were cancelled at an average exercise price of $1.28. The estimated fair value of the options granted during the period is $1.17 per option, calculated using the Black-Scholes options model. As at March 31, 2005, 1,235,250 options were outstanding at an average exercise price of $3.83, while 407,750 options were vested at an average exercise price of $8.20.

For the three-month periods ended March 31, 2005 and 2004, no charge related to the plan was included in net income.
9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2005
(In millions of Canadian dollars, except for per option data)
(Unaudited)

7.	RELATED PARTY TRANSACTION

In March 2005, the Company acquired certain assets from Quebecor World Inc., a company under common control, for a cash consideration of $1.4 million and a balance payable of $1.9 million. The transaction was recorded at the carrying value of the assets transferred.

8.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES

The Company’s consolidated financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from those applicable in the United States. The following tables set forth the impact of the material differences between GAAP in Canada and in the United States on the Company’s consolidated financial statements.

(a)	Consolidated statements of income

	Three months ended March 31

	2005	2004

Net income (loss) as reported in the consolidated statements of income as per GAAP in Canada	$12.8	$(4.7)
Adjustments:
Development, pre-operating and start-up costs (i)	(0.3)	(1.2)
Change in fair value related to ineffective derivative instruments (ii)	(5.1)	(0.7)
Pension and postretirement benefits (iii)	0.1	(0.1)
Income taxes (iv)	0.1	0.1

Net income (loss) as adjusted as per GAAP in the United States (in Canadian dollars)	$7.6	$(6.6)

10

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2005
(In millions of Canadian dollars, except for per option data)
(Unaudited)

8.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)

(b) Comprehensive loss

The application of GAAP in the United States requires the disclosure of comprehensive loss in a separate financial statement, which includes net loss as well as revenues, charges, gains and losses charged directly to equity. The details of the comprehensive loss for the three-month periods ended March 31, 2005 and 2004 are as follows:

	Three months ended March 31

	2005	2004

Net income (loss), as adjusted as per GAAP in the United States (in Canadian dollars)	$7.6	$(6.6)
Derivative instruments (ii)	(23.2)	(9.0)
Pension and postretirement benefits (iii)	1.9	(0.2)
Translation adjustment	(0.5)	0.2
Income taxes (iv)	(0.6)	(0.1)

Comprehensive loss as per GAAP in the United States	$(14.8)	$(15.7)

The accumulated other comprehensive loss as at March 31, 2005 and December 31, 2004 is as follows:

	March 31 2005	December 31 2004

Derivative instruments (ii)	$(177.6)	$(154.4)
Pension and postretirement benefits (iii)	(9.5)	(11.4)
Translation adjustment	(1.5)	(1.0)
Income taxes (iv)	3.9	4.5

Accumulated other comprehensive loss at end of period	$(184.7)	$(162.3)

11

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2005
(In millions of Canadian dollars, except for per option data)
(Unaudited)

8.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)

(c) Consolidated balance sheets

	March 31, 2005		December 31, 2004

	Canada	United States	Canada	United States

Long-term future income tax assets	$60.5	$61.4	$80.8	$81.7
Other assets	246.0	219.1	240.0	214.7
Goodwill	3,842.5	3,837.8	3,851.0	3,846.3
Long-term debt	(2,544.4)	(2,485.9)	(2,546.0)	(2,512.1)
Other liabilities	(285.2)	(579.3)	(297.0)	(541.5)
Future income tax liabilities	(166.3)	(166.4)	(189.4)	(189.0)
Non-controlling interest	(188.9)	(191.1)	(192.7)	(194.9)
Contributed surplus (v)	(3,216.8)	(3,370.5)	(3,216.8)	(3,370.5)
Deficit	2,521.8	2,760.9	2,529.6	2,763.5
Accumulated other comprehensive loss	1.5	184.7	1.0	162.3

(i)
Under GAAP in Canada, certain development and pre-operating costs that satisfy specified criteria for recoverability are deferred and amortized. Also, under GAAP in Canada, certain start-up costs incurred in connection with various projects have been recorded in the consolidated balance sheets under the item “Other assets”, and are amortized over a period not exceeding five years. Under GAAP in the United States, these costs must be included in income as incurred.

12

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2005
(In millions of Canadian dollars, except for per option data)
(Unaudited)

8.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)

(c) Consolidated balance sheets (continued)

(ii)
Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value. The Company recorded the cumulative effect of change in other comprehensive loss upon the adoption of SFAS 133 in 2001.

Under GAAP in United States, changes in the derivative fair value of contracts that are designated effective and qualify as cash-flow hedges are deferred and recorded as a component of accumulated other comprehensive loss until the underlying transaction is recorded in income. When the hedged item affects income, gains or losses are reclassified from accumulated other comprehensive loss to the consolidated statement of income on the same line as the underlying transaction. The ineffective portion of a hedging derivative’s change in fair value is recognized immediately in earnings.

The Company holds derivative financial instruments, only some of which qualify for hedge accounting. The change in fair value of derivative contracts that do not meet the criteria for hedge accounting is recognized immediately in earnings.

Under GAAP in Canada, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions

13

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2005
(In millions of Canadian dollars, except for per option data)
(Unaudited)

8.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)

(c) Consolidated balance sheets (continued)

(iii)
Under GAAP in Canada, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. GAAP in the United States does not provide for a valuation allowance against pension assets.

Under GAAP in the United States, if the accumulated benefit obligation exceeds the fair value of a pension plan’s assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded in the statement of comprehensive loss.

Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for pension and postretirement benefits.

(iv)	This adjustment represents the tax impact of the United States GAAP adjustments.

(v)
Under GAAP in Canada, a gain on repurchase of redeemable preferred shares of a subsidiary was included in income in 2003. Under GAAP in the United States, any such gain is included in contributed surplus.

9.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES

The Company is subject to certain reporting requirements pursuant to the indentures governing the Company’s Senior Notes and Senior Discount Notes issued in July 2001. The financial condition and results of operations of the Company and its Restricted Subsidiaries must be disclosed separately from the financial condition and results of operations of the Unrestricted Subsidiaries, as shown in the following condensed and consolidated statements of income and balance sheets.

Following the acquisition in September 2004 of all minority interests directly owned by minority shareholders of Canoe Inc., the Company decided to reassign Canoe Inc. as a “Restricted Subsidiary”. Accordingly, the Company reclassified the figures for the previous periods to reflect this change. As at March 31, 2005, the only designated Unrestricted Subsidiary is Nurun Inc. Moreover, all transactions related to the Company’s investment in Mircocell Telecommunications have been included in the condensed and consolidated statements of income of the Unrestricted Subsidiary.

14

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2005
(In millions of Canadian dollars, except for per option data)
(Unaudited)

9.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Restricted Subsidiaries and the Company

Condensed and consolidated statements of income:
	Three months ended March 31

	2005	2004

Revenues	$609.2	$550.1
Cost of sales and selling and administrative expenses	(458.9)	(419.3)

Operating income before undernoted items	150.3	130.8

Amortization	(54.2)	(53.1)
Financial expenses	(75.0)	(75.7)

Income before income taxes	21.1	2.0
Income taxes	7.2	0.8

	13.9	1.2
Non-controlling interest	(1.3)	(5.6)

Net income (loss)	$12.6	$(4.4)

15

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2005
(In millions of Canadian dollars, except for per option data)
(Unaudited)

9.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Restricted Subsidiaries and the Company (continued)

Operating income before amortization and financial expenses for the three-month periods ended March 31, 2005 and 2004:
	Three months ended March 31

	2005	2004

Cable	$92.1	$72.7
Newspapers	41.7	39.7
Broadcasting	6.8	12.4
Leisure and Entertainment	2.0	2.1
Business Telecommunications	7.0	3.2
Internet/Portals	2.2	1.2

	151.8	131.3
General corporate expense	(1.5)	(0.5)

	$150.3	$130.8

Condensed and consolidated balance sheets:

	March 31 2005	December 31 2004

Assets
Current assets	$654.9	$747.9
Property, plant and equipment	1,505.7	1,519.0
Other assets	315.6	329.7
Goodwill	3,839.9	3,847.9

	6,316.1	6,444.5

Liabilities
Current liabilities	714.8	810.7
Long-term debt	2,544.4	2,546.0
Other liabilities	451.5	486.4
Non-controlling interest	165.1	169.0

	3,875.8	4,012.1

Net investment in Restricted Subsidiaries and the Company	$2,440.3	$2,432.4

16

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2005
(In millions of Canadian dollars, except for per option data)
(Unaudited)

9.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Unrestricted Subsidiary

Condensed and consolidated statements of income:
	Three months ended March 31

	2005	2004

Revenues	$15.5	$11.7
Cost of sales and selling and administrative expenses	(14.8)	(11.2)

Operating income before undernoted items	0.7	0.5

Amortization	(0.4)	(0.3)
Financial revenues	0.3	0.1

Income before income taxes	0.6	0.3
Income taxes	0.3	0.1

	0.3	0.2
Non-controlling interest	(0.1)	(0.1)

Income from continued operations	0.2	0.1
Loss from discontinued operations	—	(0.4)

Net income (loss)	$0.2	$(0.3)

17

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2005
(In millions of Canadian dollars, except for per option data)
(Unaudited)

9.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Unrestricted Subsidiary (continued)

Condensed and consolidated balance sheets::

	March 31 2005	December 31 2004

Assets
Current assets	$58.4	$54.4
Property, plant and equipment	3.2	3.1
Other assets	3.6	4.1
Goodwill	2.6	3.1

	67.8	64.7

Liabilities
Current liabilities	17.1	13.5
Non-controlling interest	23.8	23.7

	40.9	37.2

Net investment in Unrestricted Subsidiary	$26.9	$27.5

18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

(s) Claudine Tremblay

By: Claudine Tremblay
Senior Director, Corporate Secretariat

Date: May 19, 2005